                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM T-1
                                   --------

             STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE
                 TRUST INDENTURE ACT OF 1939 OF A CORPORATION
                         DESIGNATED TO ACT AS TRUSTEE

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)____

                  -------------------------------------------

                    CHASE MANHATTAN BANK AND TRUST COMPANY,
                             NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)

                                  95-4655078
                     (I.R.S. Employer Identification No.)

               101 California Street, San Francisco, California
                   (Address of principal executive offices)

                                     94111
                                  (Zip Code)

                  -------------------------------------------

                        PROVIDIAN FINANCIAL CORPORATION
              (Exact name of Obligor as specified in its charter)

                                   Delaware
        (State or other jurisdiction of incorporation or organization)

                                  94-2933952
                     (I.R.S. Employer Identification No.)

                              201 Mission Street
                           San Francisco, California
                   (Address of principal executive offices)

                                     94105
                                  (Zip Code)

                  -------------------------------------------

                         Subordinated Debt Securities
                        (Title of Indenture securities)

Item 1.  General Information.  Furnish the following information as to the
         -------------------
         trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

         Comptroller of the Currency, Washington, D.C.
         Board of Governors of the Federal Reserve System, Washington, D.C.

         (b)  Whether it is authorized to exercise corporate trust powers.

         Yes.

Item 2.  Affiliations with Obligor.  If the Obligor is an affiliate of the
         -------------------------
         trustee, describe each such affiliation.

         None.

Item 16. List of Exhibits.  List below all exhibits filed as part of this
         ----------------
         statement of eligibility.

         Exhibit 1. Articles of Association of the Trustee as Now in Effect (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

         Exhibit 2. Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

         Exhibit 3. Authorization of the Trustee to Exercise Corporate Trust Powers (contained in Exhibit 2).

         Exhibit 4. Existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement
                      No. 333-41329, which is incorporated by reference).

         Exhibit 5.   Not Applicable

         Exhibit 6. The consent of the Trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

         Exhibit 8.   Not Applicable

         Exhibit 9.   Not Applicable

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Chase Manhattan Bank and Trust Company, National Association, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Francisco, and State of California, on the 28th day of April 1999.


                              CHASE MANHATTAN BANK AND TRUST
                              COMPANY, NATIONAL ASSOCIATION

                              By:  /s/ Rose T. Maravilla
                                  ---------------------------------
                                       Rose T. Maravilla
                                    Assistant Vice President

Exhibit 6. Consent of the Trustee.
--------------------------------------------------------------------------------

         Chase Manhattan Bank and Trust Company, National Association hereby consents, in accordance with the provisions of Section 321(b) of the Trust Indenture Act of 1939, that reports of examinations by Federal, State, Territorial and District of Columbia authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                              CHASE MANHATTAN BANK AND TRUST
                              COMPANY, NATIONAL ASSOCIATION


                              By:  /s/ Rose T. Maravilla
                                  ---------------------------------
                                       Rose T. Maravilla
                                    Assistant Vice President

Exhibit 7. Report of Condition of the Trustee.
-------------------------------------------------------------------------------

Consolidated Report of Condition of
Chase Manhattan Bank and Trust Company, National Association
------------------------------------------------------------

                                 (Legal Title)

Located at      1800 Century Park East, Ste. 400   Los Angeles, CA        94111
            -------------------------------------------------------------------
               (Street)                            (City)     (State)     (Zip)

as of close of business on     December 31, 1998
                            ------------------------
===============================================================================

===============================================================================

ASSETS  DOLLAR AMOUNTS IN THOUSANDS
1.      Cash and balances due from
            a. Noninterest-bearing balances and currency and coin (1,2)                           2,069
            b. Interest bearing balances (3)                                                          0
2.      Securities
            a. Held-to-maturity securities (from Schedule RC-B, column A)                             0
            b. Available-for-sale securities (from Schedule RC-B, column D)                       1,338
3.      Federal Funds sold (4) and securities purchased agreements to resell                     62,100
4.      Loans and lease financing receivables:
            a. Loans and leases, net of unearned income (from Schedule RC-C)             53
            b. LESS: Allowance for loan and lease losses                                  0
            c. LESS: Allocated transfer risk reserve                                      0
            d. Loans and leases, net of unearned income, allowance, and
               reserve (item 4.a minus 4.b and 4.c)                                                  53
5.      Trading assets                                                                                0
6.      Premises and fixed  assets (including capitalized leases)                                   328
7.      Other real estate owned (from Schedule RC-M)                                                  0
8.      Investments in unconsolidated subsidiaries and associated companies
        (from Schedule RC-M)                                                                          0
9.      Customers liability to this bank on acceptances outstanding                                   0
10.     Intangible assets (from Schedule RC-M)                                                    1,381
11.     Other assets (from Schedule RC-F)                                                         2,063
12a.             TOTAL ASSETS                                                                    69,332
        b. Losses deferred pursuant to 12 U.S.C. 1823 (j)                                             0
        c. Total assets and losses deferred pursuant to 12 U.S.C. 1823 (j)
           (sum of items 12.a and 12.b)                                                          69,332

(1)  includes cash items in process of collection and unposted debits.
(2) The amount reported in this item must be greater than or equal to the sum of Schedule RC-M, items 3.a and 3.b
(3)  includes time certificates of deposit not held for trading.
(4) Report "term federal funds sold" in Schedule RC, item 4.a "Loans and leases, net of unearned income" and in Schedule RC-C, part 1.

LIABILITIES
13.     Deposits:
            a. In domestic offices (sum of totals of columns A and C from
               Schedule RC-E)                                                                    38,607
               (1) Noninterest-bearing                                                7,302
               (2) Interest-bearing                                                  31,305
            b. In foreign offices, Edge and Agreement subsidiaries, and IBF's
               (1) Noninterest-bearing
               (2) Interest-bearing
14.     Federal funds purchased (2) and securities sold under agreements to
        repurchase                                                                                    0
15.     a. Demand notes issued to the U.S. Treasury                                                   0
        b. Trading liabilities                                                                        0
16.     Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):
        a. With a remaining maturity of one year or less                                              0
        b. With a remaining maturity of more than one year through three years                        0
        c. With a remaining maturity of more than three years                                         0
17.     Not applicable
18.     Bank's liability on acceptances executed and outstanding                                      0
19.     Subordinated notes and Debentures (3)                                                         0
20.     Other liabilities (from Schedule RC-G)                                                    5,708
21.     Total liabilities (sum of items 13 through 20)                                           44,315
22.     Not applicable

EQUITY CAPITAL

23.     Perpetual preferred stock and related surplus                                                 0
24.     Common stock                                                                                600
25.     Surplus (exclude all surplus related to preferred stock)                                 12,590
26.     a. Undivided profits and capital reserves                                                11,826
        b. Net unrealized holding gains (losses) on available-for-sale securities                     1
27.     Cumulative foreign currency translation adjustments
28.     a. Total equity capital (sum of items 23 through 27)                                     25,017
        b. Losses deferred pursuant to 12 U.S.C. 1823 (j)                                             0
        c. Total equity capital and losses deferred pursuant to 12 U.S.C. 1823 (j)
           (sum of items 28.a and 28.b)                                                          25,017
29.     Total liabilities, equity capital, and losses deferred pursuant to 12 U.S.C.
        1823 (j) (sum of items 21 and 28.c)                                                      69,332